Exhibit I.A.(5)(e)

Royal Tandem Life Insurance Company	New York, New York

Special Allocation Rider

This rider provides for the allocation of all charges deducted from the investment base to a designated investment division. This rider modifies paragraphs (7) and (8) of the On Each Subsequent Business Day section of the Investment Base in Each Investment Division provision of the basic policy.

Requesting This Rider After Issue

This rider may be added to the policy on a policy anniversary upon proper written request to Royal Tandem. The written request must be received at our Service Center at least 7 days prior to a policy anniversary in order for the election to take effect as of that policy anniversary.

How the Special Allocation Works

All charges deducted on a policy processing date will be allocated to the designated division shown in Policy Schedule 2.

If the amount of the investment base in the designated division is inadequate to cover all charges due on the policy processing date:

•       We will apply the investment base in the designated division to the charges due. We then set the investment base in that division to zero.

•       The additional amount required to cover the charges due will be allocated among the remaining investment divisions in the proportion that each division’s investment base bears to the total investment base.

Suspension of Special Allocation

The owner of this policy may, upon proper written request to Royal Tandem, elect to have the provisions of this rider no longer apply. The written request must be received at our Service Center at least 7 days prior to a policy processing date in order for the election to take effect as of that policy processing date. Once such an election has been made, the provisions of this rider may not be put back into effect until after a period of 3 years.

Rider Continuation	If a cash value benefit goes into effect, this rider will continue only if the policy is being continued under the variable extended term insurance option.
This rider is part of the policy to which it’s attached.

“Signature Appears Here”	“Signature Appears Here”
Secretary	President

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